3-3-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04002208

RECEIVED FEB 19 2004 WASH., D.C. 181 SECTION

SEC FILE NUMBER
8- 53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 S.W. 72ND STREET, SUITE 380
(No. and Street)

MIAMI (City) FLORIDA (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME (305) 271-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDA 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, REYNALDO MARTINEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

LIBERTAD VEGA
MY COMMISSION # CC 934783
EXPIRES: May 8, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

February 6, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 4,538	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $91,169	114,004	
Accounts Receivable, No Reserve Required	228,583	
Prepaid Expenses	4,385	
Total Current Assets		$ 351,510
OTHER ASSETS		
Lease Security Deposit	$ 5,780	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $13,150	8,103	
Total Other Assets		13,883
TOTAL ASSETS		$ 365,393

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 91,169	
Others	17,004	
Accrued Salaries, Commissions, and Other Expenses	51,610	
Total Current Liabilities		$ 159,783
COMMITMENTS AND CONTINGENCIES		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		220,958
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock - $1,000 Par Value; Authorized - 200 Shares; Issued - 1 Share	$ 1,000	
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 800 Shares	800	
Additional Paid-In Capital	242,476	
Retained Earnings (Deficit)	(259,624)	
Total Stockholders' Equity (Deficit)		(15,348)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 365,393

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		$ 839,268
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 354,541	
Clearance, Quotation, and Communication Costs	163,117	
Occupancy and Other Rentals	33,369	
Taxes, Other than Income Taxes	1,068	
Other Operating Expenses	94,451	
Total Operating Expenses		646,546
PROFIT FROM OPERATIONS		$ 192,722
INTEREST EXPENSE		24,099
PROFIT BEFORE INCOME TAXES		$ 168,623
FEDERAL AND STATE INCOME TAX (PROVISION)		(54,500)
NET PROFIT BEFORE BENEFIT OF INCOME TAX LOSS CARRYFORWARDS		$ 114,123
FEDERAL AND STATE INCOME TAX BENEFIT ARISING FROM TAX LOSS CARRYFORWARDS		54,500
NET PROFIT		$ 168,623

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2003

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
Balance - January 1, 2003	21	$ 21,000	1,000	$ 1,000	$ 342,276	$ (428,247)
Redemption of Common Stock	-	-	(200)	(200)	(99,800)	-
Redemption of Preferred Stock	(20)	(20,000)	-	-	-	-
Net Profit for the Period	-	-	-	-	-	168,623
Balance - December 31, 2003	1	$ 1,000	800	$ 800	$242,476	$ (259,624)

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Profit	$ 168,623	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	4,200	
(Increase) in Unrealized Gain on Trading and Investment Securities	(22,775)	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable	(75,064)	
(Increase) in Trading Securities Owned at Cost	(56,013)	
(Increase) in Prepaid Expenses and Other Assets	(1,762)	
Increase in Due to Correspondent Broker	56,013	
Increase in Accounts Payable and Accrued Expenses	41,492	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 114,714
FINANCING ACTIVITIES		
Redemption of Common Stock	$ (100,000)	
Redemption of Preferred Stock	(20,000)	
NET CASH (USED IN) FINANCING ACTIVITIES		(120,000)
(DECREASE) IN CASH		$ (5,286)
CASH AT BEGINNING OF YEAR		9,824
CASH AT END OF YEAR		$ 4,538
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 15,643
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading and investment securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Investment securities are carried at original cost, unless there has been a permanent reduction in market value. The Company does not own any restricted or investment securities at December 31, 2003.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2003, the Company's "Net Capital" was more than one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2003 for its office space in Miami, Florida. This amended lease expires on March 31, 2004. Monthly payments under this lease are $2,753, including applicable sales tax.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2004	$ 8,259

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2003 is as follows:

Commissions	$ 180,233
Firm Trading	659,027
Other	8
	$ 839,268

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2003 is as follows:

Due from Correspondent Broker	$ 228,583
Due from Others	-
	$ 228,583

The amount Due From Correspondent Broker includes funds in an escrow account in the amount of $149,640 which is used to support the trading and underwriting activities of the Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 2, 2001, the Company borrowed $150,000 under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum. On September 30, 2002, the Company received approval to amend the subordinated loan agreement to include $ 20,958 of accrued interest. This subordinated loan totaling $ 170,958 is due on September 30, 2005.

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum and is due on November 1, 2005.

NOTE 7 - INCOME TAXES

The Company has approximately $ 92,000 in tax-loss carryforwards expiring in the years 2021 and 2022.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholders' Equity (Deficit)		$ (15,348)
Add: Liabilities Subordinated to Claims of General Creditors, including Accrued Interest of $9,973		230,931
Less: Preferred Stock Treated as a Liability for Purposes of the Net-Capital Computation		(1,000)
Total Capital and Allowable Subordinated Loans		$ 214,583
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 8,103	
2. Prepaid Expenses	4,385	
3. Lease Security Deposit	5,780	18,268
Net Capital Before Haircuts on Security Positions		196,315
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	51,655	
d. Undue Concentration	3,880	55,535
Net Capital		$ 140,780

NOTE - There is no difference in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report at December 31, 2003.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 108,173	
Accrued Salaries, Commissions, and Other Expenses	51,610	
Preferred Stock Treated as a Liability	1,000	
Total Aggregate Indebtedness		$ 160,783
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 10,719
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 40,780
Excess Net Capital at 1,000 Percent		$ 124,701
Percentage of Aggregate Indebtedness to Net Capital		114%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, Beginning of Year	$ 220,958
Additions	-
Decreases	-
Balance, End of Year	$ 220,958

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two (2) of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 5, 2004